Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

JPMS charges unbundled subscription fees to Subscribers for access to JPB-X that can take the form of either a fixed fee or a volume-based fee (with a floor of $~~.~~0~~002~~/share in both cases and no set maximum). The availability of these fee types is not limited by Subscriber type. Variables that impact the amount of the fee include the volume of the client's trading through JPMS, the order match type(s) utilized by the client, and JPMS' overall business relationship with the client and its affiliates.